October 24, 2022

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Liz Packebusch, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc.
Withdrawal Request
Registration Statement on Form 10-12G
File No. 000-32863

Dear Liz Packebusch,

On August 26, 2022, EESTech Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission, a Registration Statement on Form 10-12G (File No. 000-32863) (the “Registration Statement”) under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby requests immediate withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company intends to file a replacement Registration Statement on Form 10-12G as soon as possible on or after the date hereof.

Sincerely,

/s/ Murray Bailey

Murray Bailey
Chief Executive Officer and President

cc: Rimon, P.C.